UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

BitNile Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

26140E501

(CUSIP Number)

MILTON C. AULT, III

c/o Ault Capital Management LLC

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,626 (1)
	8	SHARED VOTING POWER 31,196,967 (2)
	9	SOLE DISPOSITIVE POWER 499,626 (1)
	10	SHARED DISPOSITIVE POWER 31,196,967 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,696,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.73%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 266,292 shares of Common Stock and (ii) 233,334 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
(2)	Represents (i) 28,530,085 shares of Common Stock held by Ault Alpha LP, (ii) 1,658,916 shares of Common Stock held by Ault & Company, Inc., (iii) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, Inc., (iv) 1,000,000 shares of Common Stock purchasable by Ault & Company, Inc. pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company, Inc. and BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.), (v) 3,408 shares of Common Stock held by Philou Ventures, LLC, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

2

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 436,640 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 436,640 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 203,306 shares of Common Stock and (ii) 233,334 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 439,584 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 439,584 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 206,250 shares of Common Stock and (ii) 233,334 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,042 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 176,042 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 50,000 shares of Common Stock and (ii) 126,042 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,530,085
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,530,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,530,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%
14	TYPE OF REPORTING PERSON PN

6

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,530,085 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,530,085 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,530,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 28,530,085 shares of Common Stock held by Ault Alpha LP.

7

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,530,085 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,530,085 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,530,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.79%
14	TYPE OF REPORTING PERSON OO, IA

(1)	Represents 28,530,085 shares of Common Stock held by Ault Alpha LP.

8

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON PHILOU VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,872 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,872 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

9

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT & COMPANY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,010 (1)
	8	SHARED VOTING POWER 28,537,957 (2)
	9	SOLE DISPOSITIVE POWER 2,659,010 (1)
	10	SHARED DISPOSITIVE POWER 28,537,957 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,196,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.59%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 1,658,916 shares of Common Stock, (ii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.), and (iii) 94 shares of Common Stock underlying currently exercisable warrants.
(2)	Represents (i) 28,530,085 shares of Common Stock held by Ault Alpha LP, (ii) 3,408 shares of Common Stock held by Philou Ventures, LLC, (iii) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (iv) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

10

CUSIP No. 26140E501

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”) on October 12, 2021 and amended on November 24, 2021 and January 4, 2022 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of BitNile Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

Item 3.	Source and Amount of Funds or Other Consideration.

The 28,530,085 Shares purchased by Ault Alpha were purchased with its working capital. Ault Alpha expended an aggregate of $21,361,495.53 for the purchase of the Shares. The stock options owned by Messrs. Ault, Horne, Nisser and Cragun were awarded to them in their capacities as officers and/or directors of the Issuer. The Shares owned directly by Messrs. Nisser and Cragun were issued upon vesting of restricted stock units awarded to them in their capacities as officers and/or directors of the Issuer. 201,250 Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 65,042 Shares owned directly by Mr. Ault is $99,456. 201,250 Shares owned directly by Mr. Horne were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 2,056 Shares owned directly by Mr. Horne is $11,015.

The aggregate purchase price of the 3,408 Shares owned directly by Philou Ventures is approximately $1,508,000. The aggregate purchase price of the 125,000 shares of Series B Preferred Stock exercisable into 2,232 Shares and warrants currently exercisable into 2,232 Shares owned directly by Philou Ventures is approximately $1,250,000.

The aggregate purchase price of the 1,658,916 Shares and warrants currently exercisable into 94 Shares owned directly by Ault & Company is approximately $2,578,000.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 324,440,579 Shares outstanding, which is the total number of Shares outstanding as of July 8, 2022, as reported by the Issuer to the Reporting Persons.

A.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 31,696,593 Shares, consisting of (i) 266,292 shares of Common Stock, (ii) 233,334 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, (iii) 28,530,085 shares of Common Stock held by Ault Alpha, (iv) 1,658,916 shares of Common Stock held by Ault & Company, (v) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, (vi) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company and the Issuer, (vii) 3,408 shares of Common Stock held by Philou Ventures, (viii) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (ix) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault Alpha LP, Ault & Company, Inc. and Philou Ventures by virtue of his relationships with such entities described in Item 2.

11

CUSIP No. 26140E501

Percentage: 9.73%

(b)	1. Sole power to vote or direct vote: 499,626

2. Shared power to vote or direct vote: 31,196,967

3. Sole power to dispose or direct the disposition: 499,626

4. Shared power to dispose or direct the disposition: 31,196,967

(c)	Other than the transactions in the Shares by Mr. Ault during the past sixty days as previously disclosed or as set forth on Schedule A and incorporated herein by reference, Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)	As of the date hereof, Mr. Horne may be deemed to beneficially own 436,640 Shares, consisting of (i) 203,306 shares of Common Stock and (ii) 233,334 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 436,640

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 436,640

4. Shared power to dispose or direct the disposition: 0

(c)	Other than as previously disclosed and the issuance of 66,667 Shares on May 15, 2022 to Mr. Horne by the Issuer upon vesting of restricted stock units, Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 439,584 Shares, consisting of (i) 206,250 shares of Common Stock and (ii) 233,334 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 439,584

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 439,584

4. Shared power to dispose or direct the disposition: 0

12

CUSIP No. 26140E501

(c)	Other than as previously disclosed and the issuance of 66,667 Shares on May 15, 2022 to Mr. Nisser by the Issuer upon vesting of restricted stock units, Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun may be deemed to beneficially own 176,042 Shares, consisting of (i) 50,000 shares of Common Stock and (ii) 126,042 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 176,042

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 176,042

4. Shared power to dispose or direct the disposition: 0

(c)	Other than as previously disclosed and the issuance of 25,000 Shares on May 15, 2022 to Mr. Cragun by the Issuer upon vesting of restricted stock units, Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	Ault Alpha

(a)	As of the date hereof, Ault Alpha owned directly 28,530,085 Shares.

Percentage: 8.79%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 28,530,085

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 28,530,085

(c)	Other than the transactions in the Shares by Ault Alpha as previously disclosed or as set forth on Schedule B and incorporated herein by reference, Ault Alpha has not entered into any transactions in the Shares during the past sixty days.

F.	Ault Alpha GP

(a)	As of the date hereof, Ault Alpha GP may be deemed to beneficially own 28,530,085 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Alpha GP may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 8.79%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 28,530,085

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 28,530,085

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CUSIP No. 26140E501

(c)	Ault Alpha GP has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Capital Management

(a)	As of the date hereof, Ault Capital Management may be deemed to beneficially own 28,530,085 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Capital Management may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 8.79%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 28,530,085

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 28,530,085

(c)	Ault Capital Management has not entered into any transactions in the Shares during the past sixty days.

H.	Philou Ventures

(d)	As of the date hereof, Philou Ventures may be deemed to beneficially own 7,872 Shares, consisting of (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

Percentage: Less than 1%

(e)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 7,872

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 7,872

(f)	Philou Ventures has not entered into any transactions in the Shares during the past sixty days.

I.	Ault & Company

(a)	As of the date hereof, Ault & Company may be deemed to beneficially own 31,196,967 Shares, consisting of (i) 1,658,916 shares of Common Stock, (ii) 94 shares of Common Stock underlying currently exercisable warrants, (iii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with the Issuer, (iv) 28,530,085 shares of Common Stock held by Ault Alpha, (v) 3,408 shares of Common Stock held by Philou Ventures, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Ault & Company may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationships with such entities described in Item 2.

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CUSIP No. 26140E501

Percentage: 9.59%

(b)	1. Sole power to vote or direct vote: 2,659,010

2. Shared power to vote or direct vote: 28,537,957

3. Sole power to dispose or direct the disposition: 2,659,010

4. Shared power to dispose or direct the disposition: 28,537,957

(c)	Ault & Company has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 26140E501

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

AULT ALPHA LP
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member of Ault Alpha GP LP, the General Partner

AULT ALPHA GP LP
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member

AULT CAPITAL MANAGEMENT LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT & COMPANY, INC.
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

PHILOU VENTURES, LLC

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	CEO of Ault & Company, Inc., the Managing Member

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CUSIP No. 26140E501

SCHEDULE A

Transactions in the Shares of Common Stock During the Last Sixty Days

Milton C. Ault, III

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Issuance Upon Vesting of Restricted Stock Units	66,667	0.00	05/15/2022
Purchase of Common Stock	40,000	0.2767	05/24/2022
Purchase of Common Stock	2,500	0.3105	05/25/2022

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CUSIP No. 26140E501

SCHEDULE B

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Alpha LP

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	3,000,000	0.3024	05/24/2022
Purchase of Common Stock	2,000,000	0.3142	05/25/2022
Purchase of Common Stock	1,300,000	0.3307	05/26/2022
Purchase of Common Stock	2,700,000	0.3772	05/27/2022
Purchase of Common Stock	1,429,605	0.3999	05/31/2022
Purchase of Common Stock	2,470,395	0.4319	06/01/2022
Purchase of Common Stock	1,000,000	0.2589	06/13/2022
Purchase of Common Stock	917,957	0.2549	06/14/2022
Purchase of Common Stock	82,043	0.2912	06/15/2022
Purchase of Common Stock	100,000	0.2969	06/22/2022
Purchase of Common Stock	125,000	0.2787	06/23/2022
Purchase of Common Stock	900,000	0.2743	06/29/2022
Purchase of Common Stock	900,000	0.2742	06/30/2022
Purchase of Common Stock	1,129,164	0.2928	07/01/2022
Purchase of Common Stock	1,249,678	0.3140	07/05/2022
Purchase of Common Stock	908,032	0.3431	07/06/2022
Purchase of Common Stock	918,211	0.3643	07/07/2022
Purchase of Common Stock	300,000	0.3621	07/08/2022

18